CLIFFORD L. NEUMAN, P.C.

Attorney at Law

6800 N. 79th St., Ste. 200

NIWOT, COLORADO 80503

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

August 3, 2016

VIA EDGAR

H. Roger Schwall, Assistant Director of Natural Resources
United States Securities and Exchange Commission
Division of Corporate Finance

Mail Stop 4628

Washington, D.C.  20549-7010

Re:

FieldPoint Petroleum Corporation

Registration Statement on Form S-3/A-2

Telephonic Comments from SEC Staff

File No. 333-209443

Dear Mr. Schwall:

On behalf of FieldPoint Petroleum Corporation (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 2 to Form S-3 (“Amendment No. 2”) containing the revisions made in response to verbal comments from SEC staff:

Comment No. 1:   We have revised the EDGAR filing to remove the stricken text from the revised Form S-3/A-2.

Comment No. 2:    We have revised the references in the Form S-3/A-2 on pages 7 and 10 to the Company’s Annual Report on Form 10-K for fiscal year ending 2014 to reference the Annual Report on Form 10-K for fiscal year ending 2015.

Comment No. 3:  We have corrected the typographical error in the legal opinion on page 2 with respect to the spelling of “Colorado.”

Further, we have been authorized to acknowledge on behalf of the Company that:

•  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

• staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have further comments or questions.

Sincerely,

/s/ Clifford L. Neuman

Clifford L. Neuman